SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                 Uni-Pixel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904572104
                                    ---------
                                 (CUSIP number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 17, 2008
                                  -------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 18 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 2 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                Tudor Investment Corporation
                22-2514825
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  22,839,279 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 3 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                Paul Tudor Jones, II
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  22,839,279 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 4 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                James J. Pallotta
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  (see Item 5)
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  22,839,279 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  (see Item 5)
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                22,839,279 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.9% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 5 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.).
                98-0223576
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  5,495,517 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  5,495,517 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,495,517 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.0% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 6 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                Tudor Proprietary Trading, L.L.C.
                13-3720063
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 7 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                The Altar Rock Fund L.P.
                06-1558414
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  146,307 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  146,307 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                146,307 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.3% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 8 of 18 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                The Raptor Global Portfolio Ltd.
                98-0211544
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [   ]
                (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  0
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  17,197,455 (see Item 5)
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  0
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  17,197,455 (see Item 5)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                17,197,455 (see Item 5)
--------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                  [ X ]

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                37.6% (see Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 9 of 18 Pages
--------------------                                       ---------------------

ITEM 1.  Security and Issuer

     The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Uni-Pixel, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 11940 Jollyville Road, Suite 200N, Austin, TX 77004.

     This Amendment No. 1 dated June 24, 2008 amends the Schedule 13D dated February 23, 2007 filed by the Group (as defined below). This filing is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  Identity and Background.

     This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

                 (i) Tudor Investment Corporation ("TIC"), a Delaware corporation.

                 (ii) Paul Tudor Jones, II ("Jones"), a citizen of the United States.

                 (iii) James J. Pallotta ("Pallotta"), a citizen of the United States.

                 (iv) The Tudor BVI Global Portfolio L.P. (f/k/a The Tudor BVI Global Portfolio Ltd.) ("BVI"), a Cayman Islands limited partnership.

                 (v) Tudor Proprietary Trading, L.L.C. ("TPT"), a Delaware limited liability company.

                 (vi) The Raptor Global Portfolio Ltd. ("Raptor"), a Cayman Islands corporation

                 (vii) The Altar Rock Fund L.P. ("Altar Rock" and together with TIC, Jones, Pallotta, BVI, TPT, and Raptor, the "Group" or the "Reporting Persons" and each a "Reporting Person"), a Delaware limited partnership.

     On June 17, 2008, in connection with a reorganization of its investment activities, TPT transferred its Series B Preferred Stock (which convert one (1) share of Preferred Stock into five (5) shares of Common Stock) (collectively the "Common Stock") and the warrants to purchase Common Stock (the "Warrants") to BVI.

     TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 10 of 18 Pages
--------------------                                       ---------------------

     The principal employment of Jones is as Chairman and Chief Executive Officer of TIC, of which he owns a majority of the capital stock and voting securities.

     The principal employment of Pallotta is as Vice Chairman of TIC, of which he is a Portfolio Manager and may be deemed to have voting and investment authority with respect to the securities of the Company.

     Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

     TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.

     The business address of TIC, Jones, TPT, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Pallotta is c/o Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

     During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

     Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     No amendment.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 11 of 18 Pages
--------------------                                       ---------------------

ITEM 4.  Purpose of Transactions.

     No amendment.

ITEM 5.  Interest in Securities of the Issuer.

     The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

     On June 23, 2008 BVI held 3,849,870 shares of Common Stock and 1,645,647 Warrants, Raptor held 12,047,635 shares of Common Stock and 5,149,820 Warrants, and Altar Rock held 102,495 shares of Common Stock and 43,812 Warrants.

     Assuming conversion by each of BVI, Raptor and Altar Rock of the Preferred Stock and exercise of the Warrants, such Reporting Persons hold approximately 12.0%, 37.6%, and 0.3% of the Common Stock (collectively, the "Shares"), respectively.

     Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Shares owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC, Jones may be deemed to beneficially own the Shares deemed beneficially owned by each such Reporting Person. Because Pallotta is a portfolio manager of TIC with respect to the Shares and may be deemed to have voting and investment authority with respect to the Shares of the Company, Pallotta may be deemed to beneficially own the Shares deemed beneficially owned by each such Reporting Person.

     Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

     The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

     Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No amendment.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 12 of 18 Pages
--------------------                                       ---------------------

ITEM 7.  Materials to be Filed as Exhibits.

     No amendment.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 13 of 18 Pages
--------------------                                       ---------------------


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                        Dated:  June 24, 2008


                                        TUDOR INVESTMENT CORPORATION


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director


                                        \s\ Paul Tudor Jones, II
                                        ----------------------------------------
                                        Paul Tudor Jones, II


                                        \s\ James J. Pallotta
                                        ----------------------------------------
                                        James J. Pallotta


                                        THE TUDOR BVI GLOBAL PORTFOLIO L.P.
                                        (f/k/a The Tudor BVI Global Portfolio
                                        Ltd.)
                                        By: Tudor Investment Corporation,
                                              its trading advisor


                                        By:  \s\ Stephen N. Waldman
                                             -----------------------------------
                                             Stephen N. Waldman
                                             Managing Director

                                        TUDOR PROPRIETARY TRADING, L.L.C.


                                        By:  \s\ Stephen N. Waldman
                                             -----------------------------------
                                             Stephen N. Waldman
                                             Managing Director

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 14 of 18 Pages
--------------------                                       ---------------------

                                        THE RAPTOR GLOBAL PORTFOLIO LTD.
                                        By: Tudor Investment Corporation,
                                              its investment adviser


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director

                                        THE ALTAR ROCK FUND L.P.
                                        By: Tudor Investment Corporation,
                                              its general partner


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 15 of 18 Pages
--------------------                                       ---------------------

                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.    Tudor Investment Corporation

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the King Street address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                               Principal Occupation/
Name                           Business Address
----                           ----------------

Paul Tudor Jones, II*          Chairman of the Board, Chief Executive Officer
                               of TIC.

Mark F. Dalton                 Vice Chairman, Director, and President of TIC.

John G. Macfarlane, III        Director, Chief Operating Officer and Managing
                               Director of TIC.

James J. Pallotta**            Vice Chairman, Director, and Managing Director
                               of TIC.  Principal business address at Tudor
                               Investment Corporation, 50 Rowes Wharf,
                               6th Floor, Boston, MA 02110.

Andrew S. Paul                 Director, Managing Director, General Counsel and
                               Corporate Secretary of TIC.

Robert P. Forlenza             Director and Managing Director of TIC.  Principal
                               business address at Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110.

John R. Torell                 Director, Managing Director and Chief Financial
                               Officer of TIC.

------------------------
* See Item 5 of this Schedule 13D for a discussion of Jones' potential beneficial ownership of Common Stock.

** See Item 5 of this Schedule 13D for a discussion of Pallotta's potential beneficial ownership of Common Stock.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 16 of 18 Pages
--------------------                                       ---------------------

Mark V. Houghton-Berry         Director of TIC; Managing Director of Tudor
                               Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey
                               KT17 5XT, England.

                               Mr. Houghton-Berry is a citizen of the
                               United Kingdom.

Mark Nicholson                 Director of TIC; Chief Executive Officer of
                               Tudor Capital Australia Pty. Ltd., an affiliate of TIC located at Suite 11, 2-3 Shore Building,
                               13 Hickson Road, Sydney NSW, Australia 2000.

                               Mr. Nicholson is a citizen of Australia.

Richard L. Fisher              Director of TIC.  Mr. Fisher is Managing
                               Director of Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc.,
                               3797 Getwell Road, Memphis, TN  38118.

II.   Tudor Proprietary Trading, L.L.C.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TPT is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                               Principal Occupation/
Name                           Business Address
----                           ----------------

Paul Tudor Jones, II*          Chairman of the Board, Chief Executive Officer
                               of TIC.

Mark F. Dalton                 Vice Chairman, Director and President of TIC.

James J. Pallotta**            Vice Chairman, Director, and Managing Director
                               of TIC.  Principal business address at Tudor
                               Investment Corporation, 50 Rowes Wharf,
                               6th Floor, Boston, MA 02110.

------------------------
* See Item 5 of this Schedule 13D for a discussion of Jones' potential beneficial ownership of Common Stock.

** See Item 5 of this Schedule 13D for a discussion of Pallotta's potential beneficial ownership of Common Stock.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 17 of 18 Pages
--------------------                                       ---------------------

John G. Macfarlane, III        Director, Chief Operating Officer and Managing
                               Director of TIC.

Andrew S. Paul                 Director, Managing Director, General Counsel
                               and Corporate Secretary of TIC.

John R. Torell                 Director, Managing Director and Chief Financial
                               Officer of TIC.

Robert P. Forlenza             Director and Managing Director of TIC.
                               Principal business address at Tudor Investment
                               Corporation, 50 Rowes Wharf, 6th Floor,
                               Boston, MA 02110.

Mark V. Houghton-Berry         Director of TIC; Managing Director of Tudor
                               Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey
                               KT17 5XT, England.

                               Mr. Houghton-Berry is a citizen of the
                               United Kingdom.

III.  The Raptor Global Portfolio Ltd.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                               Principal Occupation/
Name                           Business Address
----                           ----------------

InterCaribbean Services Ltd.   Director of Raptor and other non-U.S. investment
                               funds.  The principal place of business of Kaya
                               Flamboyan 9, Curacao, Netherlands Antilles.

Karl Erbo Graf Kageneck        Director of Raptor and other non-U.S. investment
                               funds.  Managing Partner of Jargonnant Partners
                               S.A.R.L., an international real estate advisory and management firm with offices in Munich, Germany; Geneva, Switzerland; and Luxembourg.

                               Mr. Kageneck is a citizen of Germany.

David d'Ambrumenil             Director of Raptor and other non-U.S. investment
                               funds. Chairman of Lionspring Enterprises
                               Limited, a privately held consulting firm in London, England

                               Mr. d'Ambrumenil is a citizen of Great Britain.

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  904572104                                       Page 18 of 18 Pages
--------------------                                       ---------------------

Jean-Pierre Jacquemoud         Director of Raptor and other non-U.S. investment
                               funds. Attorney, Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206, Switzerland.

                               Mr. Jacquemoud is a citizen of Switzerland.

Ben C. Grigsby                 Director of Raptor and other non-U.S. investment
                               funds. Mr. Grigsby was formerly the CEO of Swiss Re Capital Management and Advisory, Tokai
                               Bank Europe, and Barclays de Zoete Wedd.
                               Mr. Grigsby resides in both Virginia and the United Kingdom.

                               Mr. Grigsby is a citizen of the United Kingdom and the United States of America.